

October 26, 2011

Via E-mail
Mr. Tran Nguyen
Senior Vice President and Chief Financial Officer
Somaxon Pharmaceuticals, Inc.
3570 Carmel Mountain Road, Suite 100
San Diego, CA 92130

> **Re: Somaxon Pharmaceuticals, Inc.**
> **Form 10-K**
> **Filed March 4, 2011**
> **File No. 000-51665**

Dear Mr. Nguyen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K, filed March 4, 2011

Technology In-Licenses, page 6

1. We note that you have entered into an agreement with a supplier of a key ingredient required to formulate Silenor that provides you with the exclusive right to certain patents in return for the payment of royalties based on worldwide net sales of Silenor. Please revise your disclosure to identify this supplier. In addition, please disclose the material terms of your agreement including, but not limited to:

   - Duration;
   - Termination provisions;
   - Royalty Percentage (within a ten-percent range); and
   - Any other material terms.

Please also describe the specific patents licensed under this agreement, including the jurisdictions in which the patents are issued and their expiration dates. In addition, please also file this agreement as an exhibit pursuant to Item 601(b)(10(ii)(B) of Regulation S-K or provide a legal analysis as to why it is not required to be filed.

Signatures, page 93

2. Please revise your filing to include the signature of your Principal Accounting Officer or Controller. If an officer already signing your filing is acting in that capacity, please confirm that you will include this additional capacity within the individual's signature block in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey Riedler
Assistant Director